                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 3)(1)

                               ENDWAVE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    29264A206
                                 (CUSIP Number)

                 ARTHUR STEINBERG, ESQ., SOLELY IN HIS CAPACITY
    AS THE RECEIVER AS DESCRIBED HEREIN, AND NOT IN HIS INDIVIDUAL CAPACITY,
                              C/O KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 22, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:

     Wood River Capital Management, L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):

     AF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

     :
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER:

                    -0-
               -----------------------------------------------------------------
   NUMBER      8.   SHARED VOTING POWER:
  OF SHARES
BENEFICIALLY        2,122,176
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH        -0-
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER:

                    2,122,176
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     2,122,176
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

     9
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     18.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IA, OO
--------------------------------------------------------------------------------


                               Page 2 of 17 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:

     Wood River Associates, L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):

     AF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

     :
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER:

                    -0-
               -----------------------------------------------------------------
   NUMBER      8.   SHARED VOTING POWER:
  OF SHARES
BENEFICIALLY        1,980,071
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH        -0-
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER:

                    1,980,071
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,980,071
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

     9
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     17.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     HC, OO
--------------------------------------------------------------------------------


                               Page 3 of 17 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:

     Wood River Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):

     WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

     :
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER:

                    1,980,071
               -----------------------------------------------------------------
   NUMBER      8.   SHARED VOTING POWER:
  OF SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH        1,980,071
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER:

                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,980,071
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

     9
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     17.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     PN
--------------------------------------------------------------------------------


                               Page 4 of 17 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:

     Wood River Partners Offshore, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):

     WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

     :
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Cayman Islands
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER:

                    2,122,176
               -----------------------------------------------------------------
   NUMBER      8.   SHARED VOTING POWER:
  OF SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH        2,122,176
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER:

                    -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     2,122,176
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

     9
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     18.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     CO
--------------------------------------------------------------------------------


                               Page 5 of 17 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:

     Arthur Steinberg, Esq., solely as the Receiver of the Wood River Entities (as defined herein) and not in his individual capacity (1)
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY:

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):

     OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

     9
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.A.
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER:

                    -0-
               -----------------------------------------------------------------
   NUMBER      8.   SHARED VOTING POWER:
  OF SHARES
BENEFICIALLY        4,102,247(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH        -0-
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER:

                    4,102,247(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     4,102,247(1)
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

     9
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     35.4%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     OO (Receiver)
--------------------------------------------------------------------------------

(1)  See Introduction and Item 5 herein.


                               Page 6 of 17 Pages

                                  INTRODUCTION

          On October 13, 2005, Arthur Steinberg, Esq. was appointed receiver of Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and their respective subsidiaries, successors and assigns (collectively, the "Wood River Entities") pursuant to the Order described in Item 4. A Schedule 13D was previously filed with the Securities and Exchange Commission (the "Commission") on October 7, 2005 by the Wood River Entities and John H. Whittier purporting to reflect the acquisition and beneficial ownership of certain shares of Endwave Corporation by the Wood River Entities and Mr. Whittier as of such date (the "Existing Schedule 13D"). A Schedule 13D was filed by Arthur Steinberg, Esq., solely in his capacity as Receiver of the Wood River Entities and not in his individual capacity (the "Receiver"), and the Wood River Entities (collectively with the Receiver, the "Reporting Persons") on October 24, 2005, primarily to reflect that the Receiver may be deemed the beneficial owner of shares of Common Stock of Endwave Corporation due to being appointed Receiver and his duties and responsibilities as the Receiver (the "Original Schedule 13D").

          On December 7, 2005, the Receiver and the Wood River Entities filed Amendment Number 1 to the Original Schedule 13D (the "First Amendment") to amend and restate the information in the Original Schedule 13D. On September 26, 2006, the Receiver and the Wood River Entities filed Amendment Number 2 to the Original Schedule 13D (the "Second Amendment") to amend and restate the information in the Original Schedule 13D and the First Amendment. This Amendment Number 3 to the Original Schedule 13D, the First Amendment and the Second Amendment (the "Third Amendment," and together with the Original Schedule 13D, the First Amendment and the Second Amendment, are collectively referred to herein as this "Schedule 13D") amends and restates in its entirety the Original
Schedule 13D, the First Amendment and the Second Amendment and amends the information in the Existing Schedule 13D solely to the extent it relates to the Wood River Entities or the shares of Common Stock (as defined herein) of Endwave Corporation that may be deemed to be beneficially owned thereby. The Second Amendment was filed to correct the number and percentage of shares of Common Stock of Endwave Corporation that may be deemed to have been beneficially owned as of October 24, 2005 by the Reporting Persons from those set forth in the Original Schedule 13D and the First Amendment and the Existing Schedule 13D, based on additional information obtained by the Receiver since the date of the filing of the First Amendment, and to reflect the reduction of beneficial ownership of shares of Common Stock of Endwave Corporation in connection with the settlement of the Options (as defined and described in Item 6 hereof) by the Receiver. This Third Amendment is being filed to describe certain agreements entered into between Endwave Corporation and the Receiver pursuant to a Settlement Agreement and Registration Rights Agreement (as defined and described in Item 6 hereof). Since the date of the filing of the Original Schedule 13D (i.e., October 24, 2005), the Reporting Persons have not become the beneficial owner of any additional shares of Common Stock of Endwave Corporation or engaged in any transactions in the shares of Common Stock of Endwave Corporation (other than the reduction of beneficial ownership of shares of Common Stock of Endwave Corporation in connection with the settlement of the Options (as defined and described in Item 6 hereof) by the Receiver). Mr. Whittier is not a Reporting Person with respect to this Schedule 13D and the information contained herein relating to him is solely based on the information contained in the Existing
Schedule 13D. See Item 4.

          The Receiver is still in the process of determining and correcting the allocation of shares of Endwave Corporation Common Stock held by the Wood River Entities as of October 24, 2005 among the Wood River Entities. The Receiver is in the process of confirming and verifying certain of the other facts and circumstances stated in this Schedule 13D, and therefore, all statements made herein are made based upon the Receiver's current information and belief and subject to confirmation, correction, change and future amendment.

          The Receiver may be deemed to share beneficial ownership of the shares of Common Stock of Endwave Corporation reported herein due to being appointed the Receiver of the Wood River Entities pursuant to the Order described in Item 4.

Item 1. Security and Issuer.

     This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Endwave Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 130 Baytech Drive, San Jose, CA 95134.


                               Page 7 of 17 Pages

Item 2. Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a)  Wood River Capital Management, L.L.C. (the "Adviser"),
          Wood River Associates, L.L.C. (the "General Partner"),
          Wood River Partners, L.P. (the "Partnership"),
          Wood River Partners Offshore, Ltd. (the "Offshore Fund"),
          David Bree ("Bree"),
          Peter J. O'Dwyer ("O'Dwyer"), and
          Don Seymour ("Seymour," and collectively with Bree and Dwyer, the "Offshore Fund Directors").

          This Schedule 13D is also being filed on behalf of Arthur Steinberg, Esq., solely in his capacity as the Receiver of the Wood River Entities, pursuant to the Order described in Item 4, and not in his individual capacity.

     (b) The business address of each Reporting Person, except the Offshore Fund and the Offshore Fund Directors is:

          c/o Kaye Scholer LLP
          425 Park Avenue
          New York, New York 10022

          The business address of the Offshore Fund is:

          c/o Campbell's Corporate Services
          P.O. Box 268GT
          Scotiabank Building, Georgetown
          Grand Cayman, Cayman Islands

          The business address of Bree and Seymour is:

          P.O. Box 31910
          Ansbacher House
          George Town
          Grand Cayman, Cayman Islands

          The business address of O'Dwyer is:

          26 Pembroke Street Upper
          Dublin 2, Ireland

     (c) Present principal occupation or employment of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          The Adviser was an investment adviser to the Offshore Fund and is the management company for the Partnership. The Partnership and the Offshore Fund were principally engaged in the business of making investments. The General Partner is the general partner of the Partnership. The business address of the Adviser, the Partnership, the Offshore Fund and the General Partner are set forth above.


                               Page 8 of 17 Pages

          Bree's principal occupation is a Managing Director at dms Management Ltd., a company management firm, and his business address is set forth above.

          O'Dwyer's principal occupation is a Managing Director at Hainault Capital Limited, a business advisory company, and his business address is set forth above.

          Seymour's principal occupation is a Managing Director at dms Management Ltd., a company management firm, and his business address is set forth above.

          The Receiver's principal occupation is an attorney and partner at Kaye Scholer LLP, a law firm, and his business address is set forth above.

     (d), (e) During the last five years, none of the Wood River Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Wood River Entities (and their officers, agents, servants, attorneys, successors-in-interest and certain others) are presently defendants in a civil proceeding (the "Action") in the United States District Court for the Southern District of New York as to which the Securities and Exchange Commission (the "Commission") is the plaintiff and Mr. Whittier is also a defendant. The Action has resulted in the Wood River Entities (and their officers, agents, servants, attorneys, successors-in-interest and certain others) becoming subject to a preliminary injunction (pending entry of a final judgment) enjoining future violations of and prohibiting and mandating activities subject to, Federal securities laws. See Item 4 and the Order that is an Exhibit hereto. Specifically, the Wood River Entities are preliminarily enjoined from violating, directly or indirectly:

                    (1) . . . Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C. Sec. 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. Sec. 240.10b-5], by using any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security: (a) to employ any device, scheme, or artifice to defraud; (b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or
                    (c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person;

                    (2) . . . Section 17(a) of the Securities Act of 1933 [15 U.S.C. Sec. 77q(a)], by, in the offer or sale of any security using any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly: (a) to employ any device, scheme, or artifice to defraud; (b) to obtain money or property by means of any untrue statement of a material fact or any omission of a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (c) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser;

                    (3) . . . Section 13(d) of the Exchange Act [15 U.S.C. Sec. 78m(d)] and Rules 13d-1 and 13d-2 thereunder [17 C.F.R. Sec. 240.13d-1 and 240.13d-2] by failing to: (a) within ten days of acquiring beneficial ownership of more than five percent of any equity security registered pursuant to Section 12 of the Exchange Act: (i) file a complete and accurate schedule 13D with the Commission; and (ii) send to the issuer of such security, and each exchange where such security is traded, a statement describing the purchases and other information; or
                    (b) amend a Schedule 13D if there is any material change in the beneficial ownership position in the security noted therein, or any other facts set forth in a previously filed
                    Schedule 13D; [and]

                    (4) . . . Section 16(a) of the Exchange Act [15 U.S.C. Sec. 78p(a)], and Rules 16a-2 and 16a-3 thereunder [17 C.F.R. Sec. 240.16a-2 and 240.16a-3], by failing to file timely with


                               Page 9 of 17 Pages
                    the Commission (and, if such security is registered on a national securities exchange, also with the exchange), as a direct or indirect beneficial owner of more than 10 percent of any class of any equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act [15 U.S.C. Sec. 78l], or as a director or an officer of the issuer of such security: (a) at the time of the registration of such security on a national securities exchange or by the effective date of a registration statement filed pursuant to Section 12(g) of the Exchange Act [15 U.S.C. Sec. 78l(g)], or within ten days after becoming such a beneficial owner, director, or officer, a statement on Form 3 [17 C.F.R. Sec. 249.103], Initial Statement of Beneficial Ownership of Securities, of the amount of all equity securities of such issuer of which he is the beneficial owner; (b) within ten days after the close of each calendar month thereafter, if there has been a change in such ownership during such month, a statement on Form 4 [17 C.F.R. Sec. 249.104], Statement of Changes in Beneficial Ownership of Securities, indicating ownership at the close of the calendar month and such changes in ownership as have occurred during such calendar month; and
                    (c) within forty-five days of the issuer's year-end, a statement on Form 5 [17 C.F.R. Sec. 249.105], Annual Statement of Beneficial Ownership of Securities, disclosing, among other things, all holdings and transactions that should have been, but were not, reported on Forms 3, 4, or 5 during the most recent fiscal year.

               In addition, the Adviser and the General Partner (and their officers, agents, servants, attorneys, successors-in-interest and certain others) are preliminarily enjoined (pending receipt of a final judgment) from:

                    by use of the mails or any means or instrumentality of interstate commerce: (1) employing any device, scheme, or artifice to defraud; and/or (2) engaging in any act, practice or course of business which would operate as a fraud or deceit upon any client or prospective client, in violation of Section 206(1) and (2) of the Investment Advisers Act of 1940 [15 U.S.C. Sec. 80b-6(1) and (2)].

               During the last five years, none of the Receiver or any of the Offshore Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Adviser is a Delaware entity.
          The General Partner is a Delaware entity.
          The Partnership is a Delaware entity.
          The Offshore Fund is a Cayman Islands entity.
          Bree is a citizen of the United States.
          O'Dwyer is a citizen of Ireland.
          Seymour is a citizen of the Cayman Islands.
          The Receiver is a citizen of the United States.

Item 3. Source and Amount of Funds and Other Consideration.

          See Item 4.

          The Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein due to being appointed the Receiver of the Wood River Entities pursuant to the Order. The Wood River Entities hold the shares of Common Stock reported herein. See Item 5.

Item 4. Purpose of Transaction.


                              Page 10 of 17 Pages

          The Existing Schedule 13D stated that the Wood River Entities acquired the Common Stock for investment purposes. The Reporting Persons acknowledge that this Schedule 13D is incomplete. See the Introduction hereof. Nonetheless, subject to the Introduction hereof, they have filed the Original Schedule 13D, the First Amendment and the Second Amendment to avoid further delay in (i) correcting the amount of Common Stock that each of them currently believes it held as of October 24, 2005, based on additional information obtained by the Receiver since the date of the filing of the Second Amendment (i.e., September 26, 2006) (provided, however, that the allocation of shares of Common Stock held by the Wood River Entities as of October 24, 2005 among the Wood River Entities remains subject to further review and possible correction), (ii) reflecting the reduction of beneficial ownership of shares of Common Stock in connection with the settlement of the Options (as described and defined in Item 6 hereof) by the Receiver and (iii) are filing this Third Amendment to reflect the entry by the Receiver on behalf of the Wood River Entities into a Settlement Agreement and a Registration Rights Agreement (as described and defined in Item 6 hereof).

          Pursuant to an order of the United States District Court for the Southern District of New York (the "Court"), dated October 13, 2005, in connection with the action entitled Securities and Exchange Commission v. Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., John Hunting Whittier, Wood River Partners, L.P. and Wood River Partners Offshore, Ltd. (the "Order"), Arthur Steinberg, Esq., was appointed as the Receiver of the Wood River Entities and granted the powers and authority described in the Order. Due to the powers and authority conveyed upon the Receiver by the Order, the Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein. See Item 5.

          Pursuant to Section 13 of the Order, the Receiver is authorized, empowered and directed to perform, among others, the following duties and responsibilities at all times with a view towards, first, locating, preserving and protecting all of the Wood River Entities' assets, and second, maximizing returns to investors in the Wood River Entities: (i) locate and take immediate possession and control of all assets of every kind whatsoever and wherever located owned by, controlled by, belonging to, or traceable to the Wood River Entities, whether tangible, intangible, real, equitable, personal, realized, unrealized or otherwise (the "Assets"), and to hold, manage, and administer such Assets as is required to comply with and effectuate the directives of the Order;
(ii) assume control of, and be named as authorized signatory for, all accounts at any bank, brokerage firm, or financial institution which has possession, custody or control of any Assets (the "Accounts"); (iii) manage, retain, sell and/or liquidate the Accounts as necessary and appropriate to comply with and effectuate the directives of the Order; (iv) take all reasonable and necessary actions to manage, maintain, and wind-down business operations of the Wood River Entities, including making legally required payments to creditors, employees and agents of the Wood River Entities; (v) communicate with vendors, investors, and others, as required to comply with and effectuate the purposes of the Order;
(vi) make or authorize such payments and disbursements from the Assets, and incur, or authorize the incurrence of such expenses and make, or authorize the making of, such agreements as the Receiver deems reasonable and necessary in discharging the Receiver's duties; and (vii) develop a plan with respect to the retention, liquidation, and/or distribution of all remaining Assets to investors in the Wood River Entities.

          Accordingly, the Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, in each case in accordance with applicable law.

          A copy of the Order was attached to the Original Schedule 13D and is hereby incorporated herein by this reference.

          As described in Item 6 below, the Issuer and the Receiver have entered into a Settlement Agreement, pursuant to which the Issuer and the Receiver have entered into a Registration Rights Agreement (as defined in Item 6 below) with respect to the Common Stock held by the Wood River Entities. Pursuant to the Registration Rights Agreement, if the Receiver elects to undertake an underwritten or registered direct offering, the Receiver is required to use his reasonable best efforts to take all reasonable actions, including to provide information relating to himself, the Wood River Entities, and the Common Stock, that are necessary to effectuate an underwritten or registered direct offering under the Registration Rights Agreement.


                              Page 11 of 17 Pages

          Pursuant to the Registration Rights Agreement, the Issuer is required to cause a registration statement on Form S-3 (the "Registration Statement") relating to the Common Stock held by the Wood River Entities to be made effective and to take such action as is necessary to cause the Registration Statement to remain continuously effective for a period of one year from the date of effectiveness of the Registration Statement, (subject to extension under certain circumstances). Pursuant to the Registration Rights Agreement, the Issuer and the Receiver are each further required to engage a national investment bank and the Issuer is required to cooperate with the Receiver in effecting either an underwritten offering or a registered direct offering, at the Receiver's election, of the Common Stock held by the Wood River Entities. Each of these obligations of the Issuer pursuant to the Registration Rights Agreement will terminate upon the earlier of (i) the one year anniversary of the date of effectiveness of the Registration Statement and (ii) the date on which the Wood River Entities hold less than ten percent of the then-outstanding Common Stock of the Issuer.

          Except to the extent that the matters discussed in this Schedule 13D may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

     (a) The Adviser may be deemed to beneficially own 2,122,176 shares of Common Stock, which constitute approximately 18.3% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8, 2007).

          The General Partner may be deemed to beneficially own 1,980,071 shares of Common Stock, which constitute approximately 17.1% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8,
2007).

          The Partnership may be deemed to beneficially own 1,980,071 shares of Common Stock, which constitute approximately 17.1% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8, 2007).

          The Offshore Fund may be deemed to beneficially own 2,122,176 shares of Common Stock, which constitute approximately 18.3% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8,
2007).

          The Offshore Fund Directors may be deemed to beneficially own 2,122,176 shares of Common Stock, which constitute approximately 18.3% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8, 2007).

          Pursuant to the Order described in Item 4, the Receiver may be deemed to beneficially own 4,102,247 shares of Common Stock, which constitute approximately 35.4% of the outstanding shares of Common


                              Page 12 of 17 Pages

Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8, 2007).

     (b) The Adviser is an investment adviser of the Offshore Fund and may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 2,122,176 shares of Common Stock that may be deemed to be beneficially owned by the Offshore Fund, which constitute approximately 18.3% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8, 2007).

          The General Partner is the general partner of the Partnership and may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 1,980,071 shares of Common Stock that may be deemed to be beneficially owned by the Partnership, which constitute approximately 17.1% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8, 2007).

          The Partnership has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 1,980,071 shares of Common Stock, which constitute approximately 17.1% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8, 2007).

          The Offshore Fund has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 2,122,176 shares of Common Stock, which constitute approximately 18.3% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8, 2007).

          The Offshore Fund Directors may be deemed to have the shared power to vote or to direct the vote and the shared power to dispose or direct the disposition of the 2,122,176 shares of Common Stock, which constitute approximately 18.3% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8, 2007).

          The Receiver may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 4,102,247 shares of Common Stock that may be deemed to be beneficially owned by the Wood River Entities, which constitute approximately 35.4% of the outstanding shares of Common Stock (based on 11,573,452 shares of Common Stock outstanding as of April 27, 2007, according to the Issuer's most recent Form 10-Q filed May 8,
2007).

     (c) On September 26, 2006, the settlement of the Options was completed by the Receiver, and the Partnership, the General Partner and the Receiver may no longer be deemed to be the beneficial owners of the 140,100 shares of Common Stock formerly covered thereby. See Item 6.

     (d) As of May 17, 2007, the Receiver, on behalf of the Wood River Entities, entered into the Settlement Agreement with the Company. See Item 6

          See the Reporting Persons' response to Item 4.

          Arthur Steinberg, Esq. was appointed the Receiver for the Wood River Entities pursuant to the Order on October 13, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The General Partner is the general partner of the Partnership pursuant to the Partnership's agreement of limited partnership. The Adviser is the manager of the Offshore Fund pursuant to an investment advisory agreement. The agreement of limited partnership gives the General Partner the authority, among other things, to invest the funds of the Partnership in the Common Stock, to vote and dispose of Common Stock and to file this Schedule on behalf of the Partnership. The investment advisory agreement gives the Adviser the authority,


                              Page 13 of 17 Pages
among other things, to invest the funds of the Offshore Fund in the Common Stock, to vote and dispose of Common Stock and to file this Schedule 13D on behalf of the Offshore Fund. Pursuant to the Partnership's agreement of limited partnership and the Adviser's investment advisory agreement with the Offshore Fund, the Adviser and the General Partner are entitled to allocations based on assets under management and realized and unrealized gains from the Partnership and the Offshore Fund, respectively.

          The General Partner and the Adviser are filing this Schedule 13D jointly with the other Reporting Persons, but not as a member of a group, within the meaning of Rule 13d-5(b) under the Exchange Act, except as hereinafter described, but each expressly disclaims membership in a group with any other person, other than (x) in the case of the General Partner, with the Partnership, and (y) in the case of the Adviser, the Offshore Fund. Each of the Receiver, the Partnership and the Offshore Fund is filing this Schedule 13D jointly with the other Reporting Persons, but not as a member of a group, and each expressly disclaims membership in a group (except as described above). In addition, the filing of this Schedule 13D on behalf of the Partnership or the Offshore Fund should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of any of the securities covered by this Schedule 13D.

          For a description of the Order see Item 4. The Order was attached as an Exhibit to the Original Schedule 13D and is incorporated herein by this reference.

          On January 20, 2004, the Partnership entered into a Special Expiration Price Options Master Agreement (the "Options") with CDC Securities, as agent for CDC Derivatives, Inc. (collectively, "CDCS"). The Options had a stated expiration date of October 11, 2006. Pursuant to the Options, the Partnership had the right to exercise one or more special expiration price options on the terms and conditions set forth therein. The Options provided the Partnership with the right to acquire various securities, including 140,100 shares of Common Stock. These 140,100 shares of Common Stock were included within the number and percentage of the shares of Common Stock that may be deemed to be beneficially owned by the Partnership, the General Partner and the Receiver in the Original
Schedule 13D and the First Amendment. On September 26, 2006, the Receiver completed the settlement of the Options in a transaction with CDCS. As a consequence, the Partnership, the General Partner and the Receiver may no longer be deemed to be the beneficial owner of the 140,100 shares of Common Stock formerly covered by the Options and such shares are no longer included within the number and percentage of shares of Common Stock which may be deemed to be beneficially owned by the Partnership, the General Partner or the Receiver. See
Item 7. The Options were attached as an Exhibit to the Second Amendment and are incorporated herein by this reference.

          The Receiver and the Issuer have entered into a Settlement Agreement, dated as of May 17, 2007 (the "Settlement Agreement") in settlement of all claims by the Issuer against the Wood River Entities, including the claims asserted by the Issuer against the Wood River Entities pursuant to a claims procedure ordered by the Court in the Action. The Settlement Agreement was subject to approval of the Court and was approved by the Court on May 22, 2007. In the event the approval of the Court is overturned on appeal by a court of competent jurisdiction, each of the Settlement Agreement and the Registration Rights Agreement (as defined below) will terminate automatically. In connection with the Settlement Agreement, the Receiver, on behalf of the Wood River Entities, and the Issuer have also entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to file the Registration Statement with the Commission and at the Receiver's request, cooperate with the Receiver in an underwritten or registered direct offering of the shares of Common Stock held by the Wood River Entities. The registration rights granted under the Registration Rights Agreement terminate upon the earlier of one year after the date of effectiveness of the Registration Statement (subject to extension under certain circumstances) or the earliest date when the Wood River Entities hold in the aggregate less than 10% of the then-outstanding Common Stock of the Issuer. The Registration Rights Agreement provides that the Wood River Entities will pay all discounts and commissions or placement agent fees in connection with an offering pursuant to the Registration Rights Agreement. The Registration Rights Agreement further provides that the Wood River Entities will pay all other expenses incident to the Issuer's performance of the Registration Rights Agreement, including so-called "road show" expenses, subject to a cap of $750,000 of expenses related to an underwritten offering or $550,000 of expenses related to a registered direct offering, in either case such expenses to be payable in cash or, if mutually agreed by the Receiver and the Issuer, in Common Stock or a combination of cash and Common Stock. In the event the Receiver withdraws an offering pursuant to the Registration Rights Agreement prior to the time that the Wood River Entities hold in the aggregate less than 10% of the then-outstanding Common Stock, the Wood River Entities will pay within ten days the Issuer's accrued expenses pursuant to the Registration Rights Agreement


                              Page 14 of 17 Pages

 (subject to the applicable cap), in cash or, in the Receiver's discretion, by a number of shares of Common Stock determined by reference to the average closing price of the Common Stock for the twenty days prior to such withdrawal. The Registration Rights Agreement provides that the Issuer will (i) prepare the draft Registration Statement on Form S-3 and the draft prospectus relating to the proposed resale of Common Stock included in the Registration Statement (the "Prospectus"), (ii) make the draft Registration Statement and draft Prospectus available to the Receiver and to underwriters or placement agents and their respective legal counsel, (iii) incorporate into the Registration Statement and Prospectus the comments reasonably proposed by the Receiver, underwriters or placement agents and their respective counsel, (iv) file the Registration Statement with the Commission, (v) cause the Registration Statement to be declared effective, (vi) once the Receiver requests an underwritten or registered direct offering, file the Prospectus with the Commission, (vii) file supplements to the Registration Statement or the Prospectus that are necessary to cause such Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein or in light of the circumstances under which they were made, not misleading, and (viii) use its reasonable best efforts to prevent a suspension order or to cause such suspension order to be withdrawn. The Issuer and the Receiver each have agreed to engage national investment banks and to cooperate with each other and such investment banks in effecting either an underwritten offering or a registered direct offering, at the Receiver's election, of the Common Stock held by the Wood River Entities. The Registration Rights Agreement provides that, upon the Receiver's election to undertake an underwritten offering or registered direct offering, the Receiver will use his reasonable best efforts to take all reasonable actions to effectuate an underwritten or registered direct offering that is requested by the Issuer and any underwriters or placement agents engaged for such an offering. The Registration Rights Agreement further provides that the Receiver will furnish to the Issuer information regarding himself, the Wood River Entities and the Common Stock as is reasonably required to make and keep effective the Registration Statement.

Item 7. Material to be Filed as Exhibits.

     (a) Joint Filing Agreement, dated May _, 2007, among Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq.

     (b) Order of the United States District Court for the Southern District of New York, dated October 13, 2005 incorporated by reference to Exhibit 1 to the
Schedule 13D filed with the Securities and Exchange Commission by Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq. on October 24, 2005.

     (c) Special Expiration Price Options Master Agreement, dated January 20, 2004, between Wood River Partners, L.P. and CDC Securities, as agent for CDC Derivatives, Inc. incorporated by reference to Exhibit 2 to the Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission by Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur Steinberg, Esq. on September 26, 2006.

     (d) Settlement Agreement, dated as of May 17, 2007, by and between Arthur Steinberg, as Receiver for Wood River Partners, L.P., Wood River Partners Offshore, Ltd., Wood River Capital Management, L.L.C., and Wood River Associates, L.L.C., and Endwave Corporation.

     (e) Form of Registration Rights Agreement, between Arthur Steinberg, Esq., as Receiver for Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P. and Wood River Partners Offshore, Ltd., and Endwave Corporation.


                              Page 15 of 17 Pages

                                    SIGNATURE

          Subject to the information set forth in the Introduction hereof, after reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2007                            ARTHUR STEINBERG, ESQ., as the Receiver
                                        of the Wood River Entities, to the
                                        extent contemplated by the Order, but
                                        not in his individual capacity


                                        By: /s/ Arthur Steinberg
                                            ------------------------------------
                                            Arthur Steinberg, as the Receiver of
                                            the Wood River Entities, to the
                                            extent contemplated by the Order,
                                            but not in his individual capacity


                              Page 16 of 17 Pages

                                INDEX TO EXHIBITS

Exhibit
-------
   1      Joint Filing Agreement, dated May 24, 2007, among Wood River Capital
          Management, L.L.C., Wood River Associates, L.L.C., Wood River
          Partners, L.P., Wood River Partners Offshore, Ltd. and Arthur
          Steinberg, Esq.

   2      Settlement Agreement, dated as of May 17, 2007, by and between Arthur
          Steinberg, as Receiver for Wood River Partners, L.P., Wood River
          Partners Offshore, Ltd., Wood River Capital Management, L.L.C., and
          Wood River Associates, L.L.C. and Endwave Corporation.

   3 Form of Registration Rights Agreement, between Arthur Steinberg, Esq., as Receiver for Wood River Capital Management, L.L.C., Wood River
          Associates, L.L.C., Wood River Partners, L.P. and Wood River Partners
          Offshore, Ltd., and Endwave Corporation.


                              Page 17 of 17 Pages